FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

September 27, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

  Translation of a response letter dated September 23, 2004 to the Chilean Securities and Exchange Commission's Official Letter dated September 22, 2004, regarding Subtel's correction of the tariff decree N 169.

Item 1.

Response to the Chilean Security Exchange Commission's Official Letter regarding Subtel's correction of the tariff decree N 169.

Santiago, September 23, 2004

Mr. Hernán López Böhner

Securities Intendant

In response to the Official Letter No. 08809, dated September 22, 2004, requesting available information regarding the veracity of the news article published by El Mercurio on September 22, 2004, under the title "Subtel Corrects Decree and Raises Revenues of CTC", in relation to the modification made by the Undersecretary of Telecommunications to the original proposal for Decree No. 169, we highligt the following.

As is of public information the Undersecretary of Telecommunications re-submitted Tariff Decree No. 169 to the General Controller, incorporating various observations made by diverse companies within the sector. However, and due to the fact that the mentioned Tariff Decree is in process of acknowledgement, the Company will be able to provide the information requested Head of the Superintendencia de Valores y Seguros once the Tariff Decree is acknowledged and published in the Official Gazette.

Yours faithfully,

Cristián Aninat Salas

General Counsel

Telefónica CTC Chile

Reported to the Chilean Securities and Exchange Commission on September 23, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer